Shinhan Hope Co., Ltd. joins Shinhan Financial Group as a Direct Subsidiary

On December 28, 2011, Shinhan Financial Group disclosed in a filing with the Korea Exchange that Shinhan Financial Group has established Shinhan Hope Co. Ltd., on December 12, 2011, in order to purchase and assume certain assets and liabilities of Tomato Mutual Savings Bank, and this public disclosure was submitted to notify the fact that Shinhan Hope Co. Ltd. has obtained a savings bank license on December 28 and has been included as a direct subsidiary of Shinhan Financial Group.

Shinhan Hope Co. Ltd. will change its name to “Shinhan Savings Bank.”